EXHIBIT 12

REGAL BELOIT CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Three Months Ended	Years Ended
	April 2,	January 2,	January 3,	December 28,	December 29,	December 31,
	2016	2016	2015	2013	2012	2011
Earnings available for fixed charges:
Income before taxes	$55.4	$196.9	$90.3	$170.5	$269.9	$226.3
Interest expense	15.0	60.2	39.1	42.4	44.5	31.1
Estimated interest component of rental expense	3.9	15.0	12.8	13.1	12.2	10.7
Total earnings available for fixed charges	$74.3	$272.1	$142.2	$226.0	$326.6	$268.1

Fixed charges:
Interest expense	$15.0	$60.2	$39.1	$42.4	$44.5	$31.1
Estimated interest component of rental expense	3.9	15.0	12.8	13.1	12.2	10.7
Total fixed charges	$18.9	$75.2	$51.9	$55.5	$56.7	$41.8
Ratio of earnings to fixed charges	3.9	3.6	2.7	4.1	5.6	6.4